Filed by United Bancorp Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: United Bancorp Inc.

Commission File No.  000-16640

The following transcript is from a recording that Old National Bancorp has made available on its corporate website and contains information relating to Old National’s pending acquisition of United Bancorp, Inc.

Old National Bancorp (ONB) Special Conference Call Transcript

Acquisition of United Bancorp, Inc. by Old National Bancorp

January 8, 2014 at 9:15 a.m. Central

Additional Information for Shareholders

Communications in this transcript do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“Old National”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of United Bancorp, Inc. (“United”) and a Prospectus of Old National, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “About Us” then “Investor Relations” then “SEC Filings.”

Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of United is set forth in the proxy statement for United’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

CONFERENCE CALL TRANSCRIPT

Operator: Welcome to the Old National Bancorp Special Conference Call. This call is being recorded and has been made accessible to the public in accordance with the SEC's Regulation FD. The call, along with corresponding presentation slides, will be archived for 1 2 months on the Investor Relations page at oldnational.com. A replay of the call will also be available beginning at 7:00 a.m. Central tomorrow through January 23. To access the replay, dial 1-855-859-2056, conference ID code 31075438.

Those participating today will be analysts and members of the financial community. At this time, all participants are in a listen-only mode. Following management's prepared remarks, we will hold a question-and-answer session.

At this time, the call will be turned over to Lynell Walton, Director of Investor Relations, for opening remarks. Ms. Walton?

Ms. Lynell J. Walton, Director of Investor Relations:

Thank you, Holly, and good morning, everyone. Old National Bancorp members joining me today are Bob Jones, Chris Wolking, Jim Ryan, Daryl Moore, and Joan Kissel. Some comments today may contain forward-looking statements that are subject to certain risks and uncertainties that could cause the company's actual future results to materially differ from those discussed. Please refer to the forward-looking statements disclosure contained on slide 5, as well as our SEC filings for a full discussion of the company's risk factors.

Additionally, on slide 5, certain non-GAAP financial measures will be discussed on this conference call. References to non-GAA P measures are only provided to assist you in understanding Old National's results and performance trends and should not be relied upon as a financial measure of actual results. Reconciliations for such non -GAAP measures are appropriately referenced and included within the presentation.

Moving to slide 6, I'm delighted to announce our partnership that was announced this morning with United Bancorp, headquartered in Ann Arbor, Michigan. As we’ve discussed previously, key markets in Southern Michigan are an important part of our M&A strategy. United’s headquarter city of Ann Arbor is arguably one of the most attractive markets in the state and will greatly enhance our Michigan growth strategy.

United’s footprint in Southern Michigan consists of 18 branches, nearly $919 million in total assets, just over $800 million in deposits, and just over $640 million in loans. With this partnership, Old National's presence in Michigan will more than double, both in terms of number of branches and total deposits. United also has expertise in two unique lines of business: SBA lending, which we can leverage throughout the Old National footprint; and mortgage servicing which may complement our mortgage business.

Moving to slide 7, let me remind you of the timeline showing the strategic actions we’ve completed over the last nine years. As we position our branches in markets with more favorable growth and population demographics, these strategic purchases, sales and consolidations should provide the foundation for future growth for the Old National franchise. To show the results of these actions in a geographical form, refer to slide 8. You can really see the strategic markets fill in on the slide in our home state of Indiana and our entry into the vibrant markets in Southern Michigan.

Checking off cities on the map is nice, but as you can see on slide 9, the markets where we’ve entered or enhanced our presence show greater populations than others within our footprint. Population is just one of the many demographic metrics we analyze when executing our M&A strategy. I’d also like to point out our enhanced presence in Indianapolis and Bloomington markets, which were also accomplished through prior partnerships.

I’d now like to turn the presentation over to Bob Jones.

Robert G. Jones, President and Chief Executive Officer:

Thank you Lynell, and good morning to all of you on the phone. Just so you know, it is a balmy minus 15 degrees with wind chill here in Ann Arbor, but despite the so called polar vortex, we are very excited to be here today for this announcement. Lynell did her usual excellent job of explaining the strategic rationale for today’s announcement and in recapping the timeline of our activity that we have been executing since 2004.

Let me just add that our partnership with United Bank represents a continuum of that strategy to improve the growth dynamics of our franchise and it is very consistent with our basic bank strategy.

Turning to slide 11, I will recap the transaction from both a financial and a risk standpoint. The total deal value is $173.1 million, which is based on an assumed Old National stock price of $15.02, which was our closing price as of January 6, 2014. The transaction will consist of an 80% stock and 20% cash deal and we expect EPS accretion in 2015 of $0.06, which is after one -time charges in 2014 of approximately $18 million and additional acquisition costs of $4.8 million that will be amortized over varying periods. We've given you our detailed breakout of those charges in your appendix.

The $0.06 of accretion in 2015 does not include any assumptions for revenue growth from synergies that Lynell talked about that we may gain from this transaction, which you all know is normal methodology for us as we look at modeling. But it does include a 32% efficiency of operating cost, which is consistent with our prior partnerships. I should note that $0.06 does not include any potential impact from Durbin, which I will discuss a little bit later.

We do believe this transaction is a solid, low risk opportunity for Old National based on our normal comprehensive due diligence, as well as the expertise we've shown with integration. As I mentioned earlier, one area that I'm sure you all are interested in is the effect of the Durbin Amendment. You all know this, but let me just recap. Durbin is based on asset size. Banks in excess of $10 billion at year end will be subject to the Durbin Amendment beginning in the third quarter of the following year. With this partnership, along with our pending acquisition partnership with Tower, we believe we'll be subject to the impact of the Durbin Amendment beginning July 1, 2015.

As we've previously disclosed, we anticipate that being a pre -tax impact on a full-year basis of $8 million to $12 million, or if you look at it after tax , using our current tax rate, approximately $5.2 million to $7.8 million after tax . To use 9/30 public data for both Tower and United, we believe that we can absorb this impact and still provide positive financial impact.

At 9/30 Tower had assets of approximately $700 million and United had assets of approximately $920 million for the same period. If you assume a 1 % return on assets, these two partnerships could generate $16 million in after tax income, more than enough income to cover even the high end of our after tax Durbin estimate of $7.8 million. We should note that the 1% ROA does not assume any of the integration synergies we expect to receive from either transaction, both of which we would expect to get about 30% plus in expense saves. So while we understand the effects of Durbin, we believe over time the financial and strategic benefits outweigh that impact.

In addition, given that we now have close to 18 months before we'll be impacted, we will have both organic growth opportunities and we believe we will have the opportunity for additional partnerships. At the bottom of slide 11 is a recap of those strategic benefits that relate to this program.

Now let's turn to slide 12 and talk a little more about the markets we're entering. Ann Arbor represents the fifth largest MSA in the State of Michigan and is an excellent complement to our Kalamazoo market, which is the sixth largest MSA in the state. Combined, these two markets give us a strong platform for growth in Southwest Michigan. If you look at Ann Arbor, the median household income is projected to be almost $61,000 in 2017, which is measurably higher than both the national average as well as the states of Michigan and Indiana. The unemployment rate in Ann Arbor is only 6%, which is well below the national and state rates and consistent with that in Kalamazoo.

If you look at any public magazine on national trends, Ann Arbor will come to the top of the list as one of the best markets in the United States and so we're very happy to be here. As we noted on the slide, the Ann Arbor economy enjoys a great diversification in its economic drivers: manufacturing; service-based industries; and of course there is that University of Michigan education facility that is based here, that are all proud to call Ann Arbor home.

Tecumseh, which is the original headquarters for United Bank and had been proud to call it home for over 117 years, includes the markets of Adrian and other markets, which have Adrian College and a number of small to medium size businesses that make up their economy. We look forward to being one of the largest financial partners in those markets.

Turning to slide 13, we wanted to provide you with a little more detail as you continue to build your model. Old National will be issuing approximately 9.2 million shares of common stock for this transaction. The price to tangible book is roughly 2.08% with a tangible book earn back of approximately four years using the incremental earnings of United Bank. As to our marks, the credit mark was $55.4 million or 8.6%, which represents the lowest mark that we've had since our St. Joe partnership in early 2007.

Our loan interest rate mark was $22.7 million. We do expect the transaction will create approximately $121.8 million in goodwill and we do not anticipate the need to raise additional capital to fund the deal. We do anticipate closing in the latter part of the second quarter of 2014, obviously subject to all the normal regulatory and other customary conditions.

Slide 14 gives you a pro forma view of our capital as projected at closing, and as you can see, we will remain well capitalized and within our peer averages.

So to recap, on slide 15, one word that I would use to sum up this partnership would be consistent. This partnership represents another step in our desire to create relevancy by improving the growth dynamics of Old National. A t the same time, the partnership brings many intangible benefits. We have a great, great management team that is joining us from United Bank. I can't say that strong enough. You've all heard me say it. The single most important asset you have, in any institution, are the people, and I'm going to tell you, the people at United Bank are just phenomenal. The management team did not have to reach a conclusion that partnering was necessary, but truly believed that with the right partner they can have a greater impact in the State of Michigan. And, we look forward to working with them to do that.

This deal is consistent in its financial impact with our prior partnerships as is noted on slide 1 5, we generally have met or exceeded the traditional deal metrics as it relates to items like expense saves, accretion and tangible book value earn back.

And finally, Ann Arbor, Adrian and all the markets around are new markets to Old National, but consistent with our entry into other new markets. We are excited to partner with the local team to deliver quality customer service, give terrific support to new communities, and we’re very excited to be with this group of quality new team members.

With those closing remarks, Holly, I'll be glad to take questions.

Question and Answer Section

Operator: [Operator Instructions] Your first question comes from the line of Emlen Harmon of Jefferies & Company.

(A – Robert Jones): Good morning, Emlen. How're you doing?

(Q – Emlen Harmon): Good morning, Bob, doing well. Thanks.

(A – Robert Jones): Superb in this cold.

(Q – Emlen Harmon): I am cold, it’s cold here today as it is out there it sounds like, but a lot of [indiscernible] here about the weather. Maybe just starting off on the discussion regarding Durbin. I think historically you guys have said you wanted to be above $12 billion in assets to offset that. And so I guess with this deal closing you’re not quite there yet. Can you talk about how you’re thinking about the balance sheet side and where you want to be in a year or two now?

(A – Robert Jones): Yeah great question, Emlen and when we announced the partnership with Tower, we talked a little bit about the potential of shrinking the balance sheet and reallocating some assets. Obviously now with this opportunity, our need to shrink is not nearly as great. So, we will continue to look at certain assets. If they don't make sense, then we're going to do what's right for the shareholder. So, we are confident that between organic growth as well as M&A opportunities, again within those markets we've always talked about, that within 18 months that we should well exceed a $12 billion mark that will more than cover the Durbin impact. And again, I think what our board concluded was the strategic value of a partnership like United over the longer-term was going to provide greater value to us and also kind of finished our message that we want to be a player in these markets.

(Q – Emlen Harmon): Got it. And then, you mentioned on the tangible book value earn back period, you guys were using the incremental earnings method. I’m just trying to understand the math on that. I mean does that include the one-time merger expenses and the balance sheet mark? Could you guys maybe just walk me through the math on that quickly?

(A – Jim Ryan): It’s basically the incremental earnings excluding the one-time charges. That obviously effects the dilution calculation and then we just divide that by the pro forma number of shares. So it’s really just incremental earnings by a pro forma number of shares.

(Q – Emlen Harmon): Got it. So that does not include the one-time expenses actually. Got it.

(A – Robert Jones): Yes

(Q – Emlen Harmon): Okay. Perfect. Thank you.

(A – Robert Jones): Thanks, Emlen, good to talk to you.

Operator: Your next question comes from the line of Chris McGratty with KBW.

(A – Robert Jones): Good morning, Chris.

(Q – Chris McGratty): Hey Bob. Just a follow up on Emlen’s question. Maybe I’m moving a little slow this morning, before the impact of Durbin…

(A – Robert Jones): Right.

(Q – Chris McGratty): So, this is essentially, Durbin offset a lot of the accretion, I guess initially and over time you’re hopeful that you can offset it through additional deals in synergies. So my question becomes, the 8% dilution intangible book. If I’m looking at your 9/30 numbers and it was roughly 775, can you reconcile the $0.06 of accretion vs. the kind of the $0.60 of hit on the book? If I’m looking at those numbers right now?

(A – Jim Ryan): Yeah. The incremental earnings method, again, is just the incremental earnings divided by the pro forma number of shares. So in that case, that calculation is different than what you are doing. In the calculation you’re doing, you’ll actually get a little longer number.

(Q – Chris McGratty): Okay. So, it’s the methodology.

(A – Robert Jones): Yeah, it’s different. What we looked at is if you take the pro forma projection for United will earn and then that’s how we’re calculating that number versus including it at 8% dilution. There is a variety of different methods, but we wish that somebody would just give us that here is the method everybody wants to use.

(Q – Chris McGratty): Okay. So, Bob, you’re getting – you guys have always taken pretty conservative loan marks, 8.5% recovery market seems very conservative. Can you reconcile the price you’re paying north of two times versus kind of what this may be suggesting NPA are 4%, you’ve got a decent reserve. Has pricing in Michigan really gone up this much or is this just… is there something else to it that I’m missing?

(A – Robert Jones): Yeah. I think a couple of things, Chris. I think it's a great question. One is that this was a competitive process. The management team and Board of United did a phenomenal job of their role which is to get the greatest value they could for their shareholders. So, unlike some of our other partnerships, this was competitive.

Secondly, we felt that the strategic value of being in the Ann Arbor market, coupled with what we've done in the other half of Michigan, made a strong case for this being a great strategic value. And then I think we also looked at scarcity value in the markets we want to be in. There is a lot of activity beginning to happen in Michigan. We want to make sure that we partner with the right folks. And so if you couple up competitive, great strategic value, scarcity , the fact that is in Ann Arbor, we think it made sense and I'll let Daryl talk a little bit about the credit mark. Obviously our history is that we believe in conservatism and we didn't change anything when Daryl came to this mark and he had a full deep dive in looking at the portfolio.

(A – Daryl Moore): Yeah, so Chris, just let me state just a couple of things. As we look at this portfolio and we look at the way that this bank underwrites commercial credits and all credits, the differences between this bank and what Old National Bank does in terms of the real kind of blocking and tackling was very, very minimal. They use covenants, they structure right, and they have a small business area that uses the same scorecard that we do. And so, as we went through all of these credits, this was really a different type of due diligence for us as we looked at the differences between the two banks. And it didn't take us long to know that we 're going to get very comfortable with this and the cultures between the two banks are going to be probably as similar as any partner we’ve hooked up with over the last four or five years.

(Q – Chris McGratty): Okay. Thanks. And Bob, one last one… given what’s been written in the press about Tower and some lenders leaving for a competitor… Can you talk about retention?

(A – Robert Jones): Yeah

(Q – Chris McGratty): What you’ve done maybe differently with this deal to maybe protect yourself a little bit better from a competitive standpoint? Thanks

(A – Robert Jones): Yeah, it's a great question, Chris. I appreciate you asking it. Every deal presents unique opportunities and I think the fact that Todd has committed to stay on board helps us a lot. Todd Clark, who is going to be the Regional CEO for us in these markets, obviously when Mike made the decision to not stay, I think it kind of created some angst in the Ft. Wayne markets, and again, I'm comfortable we're going to be okay in Fort Wayne. Wendell Bontrager is going to do a great job.

We’ve got a lot of resumes and a lot of opportunities to replace that team. And in fact, when it happened, I called Todd that day and the first thing he told me is if we can help you all down there, we 'd be glad to do it, which I think kind of signifies what we look for in this partnership. So, we learned our lessons. Obviously you do things a little bit differently every time but I think with Todd's leadership with kind of a – maybe we needed a little kick in the butt too, that said don't take yourself so complacent and don't think you're better than you are and make sure you keep these revenue drivers and keep them happy. I don't want to go through this again. So, again I'm, never can say never, but I think we're off to a great start up here and I think we're going to do fine in Fort Wayne and I've talked to their board and they're, we're all, anxious to prove that we can do it right.

(Q – Chris McGratty): Got it, thanks Bob.

(A – Robert Jones): Thanks Chris.

Operator: [Operator Instructions] Your next question comes from the line of Jon Arfstrom of RBC Capital Markets.

(A – Robert Jones): Good morning, Jon.

(Q – Jon Arfstrom): Good morning. Couple of questions for you, you handled a lot of the hot button issues I would say, but I guess one question is how does this interface with the rest of your Michigan presence? Will this be run separately or together?

(A – Robert Jones): Yeah. Initially, run separately. What Todd, and I and Barbara have committed is we want to make sure, it kind of gets back to Chris’ point. We want to make sure we're hitting on all eight cylinders before we look at expanding the opportunities out of Ann Arbor and we want to retain all the clients, we want to grow this book. And once that happens we'll take a look at the Michigan markets and see the best way to become the community bank in Southern Michigan. So, Todd's very comfortable with that, Phil Harbert who is over in Kalamazoo is doing cartwheels right now, because there's this kind of the – we said we'd come into Michigan, we kind of came in with a bunch of deposits, now we got a platform to grow from.

(Q – Jon Arfstrom): Okay, good. Potential revenue synergies, I know that's not in your financial modeling, but give us an idea of what you might see or what you see?

(A – Robert Jones): Yeah. First and foremost, United has a very strong Small Business Administration/SBA Program. It is an area that we’ve looked at for the 9 years I've been at Old National. We just couldn't get it done right, Daryl and Barbara and I often said we've got to do this. So, Todd and I have challenged the gentleman that runs that program. We're going to be the number one lender, small business lender in Michigan, Indiana and Kentucky. We do very little SBA lending in Indiana and Kentucky today and are pleased to take that with all the proper financial covenants. But, we think there is great opportunity.

If you take a community bank franchise like Old National and United, SBA lending is a natural, natural opportunity. And they’ve got a great program. They’ve got great people. We're looking at their loan servicing book. They do a great job of loan servicing. They are the number one mortgage lender in Ann Arbor. We think that's got opportunity to expand throughout our franchise. On the other hand, our insurance presence is very small in Michigan. We think we can grow the insurance book and we think the wealth opportunities also present great opportunities for us.

And the obvious one is $25 million, our loan limit of $25 million on the upper end, with Todd and his team out calling on clients, Daryl has already talked to somebody today about an opportunity to participate or buy back loans or do some things. So, we think that's the obvious one, but for us it's – you think about that SBA , the mortgage, the wealth and the insurance and on the brokerage side. So, I think all of those present us opportunities.

(Q – Jon Arfstrom): Good. That’s helpful. And then just one more big picture you touched on Durbin, which I think we all appreciate and this is I think the deal you have to do is appropriate?

(A – Robert Jones): I do appreciate, I assure you, Jon.

(Q – Jon Arfstrom): Well, it’s very arbitrary, but I think it’s helpful to get those numbers out there. And I guess the next question then is capacity. You have Tower and you have United, and I guess maybe it’s a question for you or Jim, what’s the capacity, what’s the appetite for you to continue on?

(A – Robert Jones): Yeah, again one of the things that we did, we created a line of business that was clearly focused on partnering. It begins with Jim. Jim's capacity is to do whatever… he has the easiest job in the world. He just goes out and gets them. He doesn't worry about what happens. It's really Barbara and her team, and we believe fully, Jon, that we can do three to four deals a year. We've got dedicated resources. We're actually expanding that team as we speak. So both Tower, we expect that we'll have that hopefully completed legally in the first quarter with conversion later in the y ear, a timeline with United. We clearly have capacity to do more this year, and moving into 2015. It is as we said at our last offsite, this is a line of business for us, and this is what we believe is an opportunity to really create a growth platform for Old National.

(Q – Jon Arfstrom): Okay, thanks for the time.

(A – Robert Jones): We just need good investment bankers, if you can find any?

(Q – Jon Arfstrom): I don’t know of any. I think you can get [indiscernible] on those.

(A – Robert Jones): And I’d like to talk about that, yeah.

Operator: [Operator Instructions] Your next question comes from the line of John Rodis, FIG Partners.

(A – Robert Jones): Good morning, John.

(Q – John Rodis): Good morning, Bob. Congratulations.

(A – Robert Jones): Thank you, sir. How are things in St. Louis?

(Q – John Rodis): Not too bad, cold and a lot of snow.

(A – Robert Jones): Good. Keep it there.

(Q – John Rodis): Exactly. Let me ask you just a couple of quick questions, I guess few income assumptions. If you look at ONB's fee income it looks like mortgage -related revenues of roughly 40% to 50% of total fee income, and I guess obviously they are trending down some, and it sounds like a part of that is related to the servicing portfolio. Could you sort of breakout what's servicing and what's I guess gain -on-sale related and then sort of what it – what sort of assumptions are you baking into y our $0.06 of accretion?

(A – Robert Jones): Yeah. What we would build in the assumption is pretty much a straight line for that, but we'll get you the exact breakdown, John, and Lynell will send it to you. I don't have it right in front of me and Todd is looking at me saying I got a lot of other things to worry about right now, but we'll get it to you. So give us – by the end of the day we'll get you that information.

(Q – John Rodis): Okay, but just to reiterate what you said, you said you’re sort of assuming that that’s steady or is it straight?

(A – Robert Jones): Yeah, steady state as we go forward, we've not built any expansion. We looked at the fourth quarter and some of the changes and you do the basic assumptions. We also take it off the forecast that United has given which builds in all the extraneous things you look at which is the markets and the economy and refi's, etc. So, we have a lot of confidence in Todd and Dave Kersch who runs that group that the numbers that they have given us reflect their realities and again we've not built anything into there that would show expansion in the new markets.

(Q – John Rodis): Okay. And just another question, maybe this is for Jim or Chris if he is on the call, I guess the loan interest grade mark estimate of roughly $22 million, $23 million, just to make sure I'm looking at that right, that's the amount that will be accredited back into spread income over time, is that correct?

(A – Robert Jones): Yes, that’s correct.

(Q – John Rodis): And is that $22 million, $20 million, should we look at that as sort of four or five year life, and is that number included in the $0.06?

(A – Robert Jones): It is, yes to both. I think we tend to look at that as a three-to-four year number. … Look John, really the average life of the deposit and I think it works out to there about three to four years.

(Q – John Rodis): Okay, thanks guys.

Operator: Your next question comes from the line of Taylor Brodarick, Guggenheim Securities.

(A – Robert Jones): Good morning, Taylor.

(Q – Taylor Brodarick): Hey, good morning, everybody. Actually, I think everybody has just hit on my question, so again congratulations.

(A – Robert Jones): You just wanted to talk to us, didn’t you?

(Q – Taylor Brodarick): You got it, always.

Operator: Your next question comes from the line of Stephen Geyen with D.A. Davidson.

(Q – Stephen Geyen): Good morning, Bob. Maybe just a couple of questions here. Maybe the type of size or average size and largest credits that are currently on the balance sheet. You answered a couple of my questions already about maybe going after some larger credits, but what does the portfolio look like right now?

(A – Daryl Moore): We'll just have to… we'll have to get that to you. I don't have that information in front of me. There aren't significantly large credits that are coming out of this organization, maybe Todd can help us.

(A – Robert Jones): Actually we're going to have Todd Clark who is President of United Bank answer the question. So this is his debut on our investor call, so be nice to him, Stephen.

(A – Todd Clark): Thank you, and appreciate the opportunity to join in. So our hold limit internally is about $8 million. We have a handful of credits that exceed that with a limit of just over $10 million, so that would be the largest credits in the organization. The average size commercial loan is probably closer to $500,000, $600,000, $7 00,000. So we've got a fair amount on the higher end but our bread and butter is that $1 million to $3 million relationship.

It'll be nice to have the opportunity to go after larger deals but again we're not going to get away from that core sweet spot of lending.

(Q – Stephen Geyen): Okay, I appreciate that. Maybe a question to Todd on the team? I’m guessing you probably have 8 to 10 commercial lenders with maybe two or three of those in SBA?

(A – Todd Clark): Yeah, we've had 11 commercial lenders, and we've got three, so commercial lenders, two conventional commercial, then we have three SBA originators, but we find that probably 60% to 7 0% of all of our SBA origination comes through the commercial team, and that's been that way since we started the group in 2007. It's just a wonderful product for them to sell. It helps us retain those commercial lenders and it's been great to help us recruit additional commercial lenders. So I think as we think through how we take this over the footprint, I think the commercial lenders at Old National will really welcome this new tool.

(Q – Stephen Geyen): Okay. And one last question. The SBA portfolio, just curious if you have retained the loans or have you been selling the loans?

(A – Todd Clark): We originate and sell the vast majority of those loans. We retain the servicing.

(Q – Stephen Geyen): Got it. Thanks

Operator: Your next question comes from the line of John Moran with Macquarie Capital.

(Q – John Moran): Hey, good morning, guys. So I guess the first one is just if we can kind of put the two pending transactions in the context of the drive for 65%. Andy by my rough math you guys would exit 2014, kind of there or below there. And I just wonder if you could share some thoughts on efficiency ratio?

(A – Robert Jones): As we've said all along, 65 % is not a stopping point. We will actually be going to our board in the next couple of weeks with what our incentives will be, which we would expect all things being equal, they should be or may be below that 65 % number. We will see what the board says, but clearly John one of the ways you become more efficient is you do partnerships and you allow guys like Todd to focus on, and Wendell and other to focus on, and go out and driving great relationships, building revenue, and allow us to do the backrooms and kind of grow. And that's – Todd and I were talking this morning to one of this associates and large ops [indiscernible] that these guys to go out and get more deals and take all the other stuff and do it for him. So, the way you become a high performance institution is you grow revenue, moderate your expenses, and you do great partnerships.

(Q – John Moran): Got it. Okay. And then just a kind of a follow-up on the question that was asked earlier around accretable yield. That gross bond markets I think on Tower and United I mean eight, six year, and Tower was a bit higher than that, I think, but amount to, if I'm not mistaken, something around $ 100 million in total. And I'm just kind of curious same way that interest rate mark was asked earlier, are those numbers in expectations sort of better credit performance than where you guys have marked including the estimates for accretion and is it right to think about those as four and five, three, four, five year life assets too?

(A – Robert Jones): That's a tough one. Given purchase accounting, it's awfully tough. I would say this… we haven't looked at them any different than we've looked at the prior credit portfolios. I think Daryl's comments were appropriate relating to the quality we may have seen. But, I think for modeling purposes, I wouldn't get too far off of what you've seen in our prior experience and we didn't include the slide that show the accretable yield mark down on the other portfolios, but we'll have that on our quarterly earnings. And you guys on that, I'd use that for modeling purposes. Daryl – I got it right from Daryl. That's pretty good.

Operator: Your next question comes from the line of Peyton Green with Sterne Agee.

(A – Robert Jones): Good morning Peyton. How are you doing?

(Q – Peyton Green): I’m doing fine. Good morning. Just a question…

(A – Robert Jones): Now, you brought in the sunshine capital of the world now, aren’t you?

(Q – Peyton Green): Yeah, it's all of about 15 degrees down here which is warm compared to you all, but still pretty cold for us. Question on the Tower, I mean Bob, how do you manage the retention of the relationships? I mean given the highly commercial nature of Tower. I mean no revenue synergy is one assumption, but I mean I think there has to be, I mean what's the reasonable, I guess, business loss to assume? I mean do you feel confident that the accretion range that you gave for them still holds up?

(A – Robert Jones): I think we do. We've got a terrific guy in Wendell Bontrager, and Mike Cahill is very engaged and he's very supportive and working with us. We've got a number of other folks including their board that are willing to do whatever they can to retain those relationships. I've been in contact with their chair, Keith Busse, who -- Keith is a very prominent guy in Ft. Wayne -- he is going to do all he can to make sure we don't lose relationships, that's – it's the rest of their board as all are we, we've got Barbara put together a good group of folks that are up there assisting with Wendell and the folks that are left, Bob Hall and our team is there.

And quite frankly , we've got a lot of resumes that we're looking at that we're – I'm not willing to back off of my commitment. Everybody loves a good cat fight occasionally, so I guess we're going to see what happens there.

(Q – Peyton Green): Okay, great. And then maybe just in terms of going after the SBA opportunity and the mortgage servicing piece across your footprint. What, I mean how quickly can you get that going and is that more of a two year to three year type opportunity, or will it start day one?

(A – Robert Jones): We're going to start working out as soon as we hang up. I along with Todd have talked to both Jeff Billig who runs that group and Dave Kersch who runs the Mortgage Group, Jeff runs the SBA Group and we've set out our expectations. We’ll be putting together a plan here pretty quickly. Our company is thirsting for these opportunities and particularly on the SBA side. So I will be very disappointed if it takes us much longer than, well if it takes us two years to three years, Todd and I are going to have another conversation.

(Q – Peyton Green): Okay. And then, I mean maybe, I mean what kept ONB from getting into the SBA business three years or four years or five years ago?

(A – Robert Jones): Part of it was, we had to clean up our own stuff, then you move into economy and then you just, we didn't have a great history with them and then you got to build the infrastructure and you have competing priorities with compliance and everything else that we've been trying to do and that's beyond us, some partnerships we've done and I think all of that, we've had it on the list, but that's why this partnership makes all of a sense in the world because Todd and his team and Bob Chapman have done this already.

(Q – Peyton Green): Okay .. Great. Well, thank you very much for taking the questions.

(A – Robert Jones): Thank you.

Operator: At this time there are no further questions. I’ll turn the conference back over for closing remarks.

Robert G. Jones, President and Chief Executive Officer:

Well as always, we appreciate everybody's interest, we do have one follow -up on John Rodis' question, which we'll get to you. If you have any other follow-up questions let Lynell know and we'll get back to you. But again, thank you so much and we look forward to talking with everybody on our year-end call here fairly quickly. So again, thanks Todd for your great work, I appreciate it.

Operator: This concludes Old National's call. Once again, a replay along with the presentation slides will be available for 12 months on the Investor Relations page of Old National's website, www.oldnational.com. A replay of the call will also be available by dialing 1-855-859-2056, conference ID code 31075438. This replay will be available through January 23. If anyone has additional questions, please contact Lynell Walton at 812-464-1366.

END

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s and United’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of Old National’s proposed mergers with Tower and United. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could,” “should,” “forward,” “future,” “opportunity” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed mergers might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed mergers might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with each company’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of each company to execute their respective business plans (including Old National’s proposed acquisitions of United and Tower); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this transcript and other factors identified in each company’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this transcript, and neither Old National nor United undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this transcript.